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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               TRIDEX CORPORATION
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    895906105
                                 (CUSIP Number)


                                 Seth M. Lukash
                             c/o Tridex Corporation
                                 61 Wilton Road
                               Westport, CT 06880
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 8, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject to this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder for this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 895906105

1) Names of Reporting Persons and I.R.S. Identification Nos. of Above Persons (entities only): Seth M. Lukash

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)      N/A
                  (b)      N/A

3)   SEC Use Only

4)   Source of Funds: PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). N/A

6)   Citizenship or Place of Organization: USA

Number of                7)     Sole Voting Power:  630,271
Shares                   8)     Shared Voting Power: 0
Beneficially
Owned by                 9)     Sole Dispositive Power: 630,271
Each Reporting           10)    Shared Dispositive Power: 0
Person


11)  Aggregate Amount Beneficially Owned by Each Reporting Person: 630,271

12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares: N/A

13)  Percent of Class Represented by Amount in Row (11): 9.897%

14)  Type of Reporting Person: IN


                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

This Amendment No. 2 ("Amendment No. 2") further amends the Statement on
Schedule 13D, dated February 17, 1998 (the "Schedule 13D"), filed by Seth M. Lukash ("Lukash"), relating to shares of the Common Stock, no par value, (the "Shares"), of Tridex Corporation (the "Company"), as amended by the first amendment to the Schedule 13D dated April 5, 1999 (the "First Amendment").

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As more fully described below, this Amendment No. 2 relates to the acquisition by Lukash of beneficial ownership of Shares of the Company issued for consideration in three transactions during December 2000.


ITEM 1.       SECURITY AND ISSUER

               a) The title of the class of equity securities to which this statement relates is Common Stock.

               b)   The name and address of the principal  executive  offices of
                    the  Company  is:  Tridex   Corporation,   61  Wilton  Road,
                    Westport, Connecticut 06880.


ITEM 2.       IDENTITY AND BACKGROUND

               a)   Seth M. Lukash

               b)   c/o   Tridex   Corporation,   61  Wilton   Road,   Westport,
                    Connecticut 06880

               c) President, Chief Executive Officer and Chairman, Tridex Corporation, 61 Wilton Road, Westport, Connecticut 06880

               d) During the last five years, Lukash has not been convicted in a criminal proceeding.

               e) During the last five years, Lukash has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction with respect to, and Lukash is not subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws.

               f)   U.S.A.


ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

              On December 8, 2000, Lukash purchased 15,900 shares at $0.13 per share for an aggregate purchase price of $2,079.50. On December 11, 2000, Lukash purchased 50,000 shares at $0.16650 per share for an aggregate purchase price of $8,337.50 and 5,000 shares at $0.15 per share for an aggregate purchase price of $755.25. Lukash's cash account was used in each of these transactions.

ITEM 4.       THE PURPOSE OF TRANSACTION

              Lukash, who serves as President, Chief Executive Officer and Chairman of the Company, has acquired the shares over time as an investment. Lukash has no plans, in his capacity as an individual investor, which relate to or would result in: (a) the acquisition

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              by any person of additional securities of the Company, or the disposition of the securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
              (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those numerated above.

              In his capacity as a director and officer of the Company, Lukash may, from time to time, have a role in formulating plans which relate to or would result in any of the foregoing actions, which would be disclosed by the Company as required under applicable law. Lukash has no such plans in his capacity as an investor.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

               a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Lukash are as follows: 630,271 shares, consisting of 587,950 shares owned of record by the Lukash, 15,655 shares owned by an IRA for the benefit of Lukash (which includes the addition of 10,000 bought on the open market on January 3, 2000) and 26,666 shares subject to a vested option from the Company to purchase shares at $3.0938 per share. The aggregate number of shares owned, 630,271 (which reflects the disposition of 2,800 shares previously held by the Lukash jointly with Gayle L. Smithson), represents approximately 11.1467% of the outstanding shares of the Company.

               b) Lukash holds 630,271 shares as to which there is sole voting power and sole power to dispose or to direct the disposition, and no shares as to which Lukash has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition.

               c) As described in Item 3 herein, On December 8, 2000, Lukash purchased 15,900 shares at $0.13 per share for an aggregate purchase price of $2,079.50. On December 11, 2000, Lukash purchased 50,000 shares at $0.16650 per share for an aggregate purchase price of $8,337.50 and 5,000 shares at

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                    $0.15 per share for an aggregate  purchase price of $755.25.
                    Lukash's   cash   account   was   used  in  each  of   these
                    transactions.

               d) No other person has the right to receive or the power to direct the receipt of dividends from or proceeds from the sales of the shares of the Company's Common Stock owned by Lukash.


               e)   N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

              Since April 5, 1999, the date of filing the First Amendment to the
              Schedule 13D, no contracts, arrangements, understandings or relationships (legal or otherwise) have been entered into between or among Lukash and any person(s) with respect to any securities of the Company, including but not limited to transfer of voting of any of the securities, put or calls, guarantees of profits, division of profits or loss, contracts, arrangements, understandings or relationships have been entered into, and this includes such information for any of the securities that are pledged or otherwise subject to contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

              N/A


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: January 19, 2001                /s/ Seth M. Lukash
                                   ---------------------------------------------
                                       Seth M. Lukash

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